FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated September 20, 2000 announcing that STMicroelectronics has completed its acquisition of Waferscale Integration, Inc.




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                                                                  PR No. C888M


                   STMicroelectronics Completes Acquisition of
                          Waferscale Integration, Inc.

                Complementary portfolio of innovative Flash-based
                   Programmable System Devices reinforces ST's
                           strategy in Memory Systems


Geneva, September 20, 2000 - STMicroelectronics (NYSE: STM) today announced that it has completed the acquisition, effective September 18, 2000, of Waferscale Integration, Inc. (WSI), the Fremont, California-based leader in Programmable System Devices (PSDs). In addition to the acquisition, which was announced last July, ST has obtained the product portfolio, intellectual property (IP), know-how and technologies developed by WSI in the field of Non-Volatile memories and memory systems.

WSI's operations will continue to be headquartered in the Silicon Valley area, but will now function as a fully-fledged operational Business Unit within STMicroelectronics' Memory Products Group.

"We had been working with WSI as a design and manufacturing partner for several years and, the integration of WSI's human and intellectual resources into ST's structure will result in a seamless transition for WSI's fast-growing customer base while exploiting the synergistic potential for further development of WSI's innovative products," said Carlo Bozotti, Corporate Vice President and General Manager of ST's Memory Products Group.

"ST's world-class strengths in manufacturing, products support and development will not only result in enhanced service to our current customer base, but also make PSDs attractive to new high volume customers," noted Reza Kazerounian, manager of the new Business Unit within STMicroelectronics.

The addition of WSI's IP portfolio and its design, marketing, application and software teams to ST's existing worldwide resources reinforces the Company's strengths in Memory Systems, where it already offers numerous application-specific memory architectures, as well as complementing its established strengths in the field of standard memories.

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STMicroelectronics                                                             2


Some of the above statements, that are not historical facts are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:
(i) inability to meet customer demand, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) inability to achieve timely ramp up of new production capacity, (v) the highly cyclical nature of the semiconductor industry, (vi) changes in customer order patterns and requirements, and (vii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5,056 million and net earnings were $547 million. For the first half of 2000, revenues were $3,579.5 million and net income reached US$574.9 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel: +39.039.603.59.01                 Tel: +33.4.50.40.24.78
Tel: +33.4.50.40.25.32                 Fax: +33 4 5040 2580
Fax: +33.4.50.40.25.40                 Alessandro.brenna@st.com
Mariagrazia.prestini@st.com

Morgen-Walke Europe
Lorie Lichtlen                         Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel: +33.1.47.03.68.10                 Tel: +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2000                   STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer